Contact

www.linkedin.com/in/tomaraw (LinkedIn)
www.grnpaper.com (Blog)

Top Skills

E-Commerce
Entrepreneurship
Google Analytics

Languages

German

Tomara Watkins

e-Commerce Growth Marketing Strategist (consultant)
Washington

Summary

Bits & Pieces Digital creates, executes and monitors the performance of online acquisition and retention strategies for digitally native (eCommerce) brands.

Specialties: collaborate with marketing team to create and implement digital marketing strategy for products and/or services

Platforms: Facebook Marketing, Search Engine Optimization (SEO), Email Marketing, Google Adwords (paid search, shopping, display, and Youtube advertising), Tik Tok, and Snapchat

Please contact me for a digital marketing audit:
tomara.watkins@gmail.com

***Interested in remote contract/consultant work only :-)

Experience

Bits & Pieces Digital
e-Commerce Growth Marketing Consultant
April 2017 - Present (5 years 4 months)
Washington D.C. Metro Area

I create and execute the entire online acquisition and retention strategy for digitally native (eCommerce) brands. The team at Bits & Pieces Digital provide the following services:

✔# Email Marketing Strategy, Copy writing, performance reporting
✔# Facebook Funnel Advertising Strategy, Creative, Ad Copy, Ads Management, and Performance Reporting
✔#SEO Strategy and Execution
✔# Google Adwords (paid search, shopping, display ads, and Youtube advertising)
✔#Snap Chat Advertising Funnel Strategy and Execution

Loza Tam LLC
Founder
April 2016 - Present (6 years 4 months)
Alexandria, VA

Loza Tam is the go-to hair accessory that women reach for when they need to show up for life looking & feeling confident without hair (or hair loss) getting in the way. No matter what life throws your way, we believe you deserve to feel stylish, confident, and comfortable. We’re here to help with that.

Groupe Smart&co
Senior E-Commerce Marketing Manager
April 2013 - January 2014 (10 months)

kajeet
eCommerce Marketing Manager
November 2011 - December 2012 (1 year 2 months)
Bethesda, Maryland

• Assist in development and maintain holistic marketing strategy
• Manage relationships with vendors, distributors, and sales affiliate channels
• Manage Search Engine Marketing campaigns (Google Adwords, MSN, Yahoo/Bing) to ensure campaigns are meeting weekly and monthly performance expectations
• Research additional distribution channels to increase sales and promote awareness of brand
• Create, plan, and execute social media and email marketing calendar
• Act as liaison between sales, engineering, creative services and project managers to promote and execute marketing initiatives
• Monitor web traffic to track effectiveness of social media, email, SEM, SEO, and other marketing channels
• Plan monthly sales according to inventory levels and device interests
• Work with creative services team to develop and distribute engaging artwork consistent with brand guidelines for digital marketing campaign
• Negotiate contracts with vendors
• Draft and electronically distribute press releases on newsworthy activities
• Lead weekly sales calls to update upper management on weekly sales performance of all channels
• Update website with sales and new devices using Content Management System (CMS)
• Develop A/B and multivariate testing of web content, landing pages, and user navigation

Mountaintop Marketing Group, LLC

Social Media Consultant

August 2011 - November 2011 (4 months)

Silver Spring

Monarch Magazine

Digital Marketing & Promotions Manager

November 2007 - November 2011 (4 years 1 month)

• Research events and opportunities relevant to publication’s audience

• Monitor web traffic to track effectiveness of social media efforts’ effect on subscription rates

• Plan and execute social media activities and messaging (Twitter, Facebook, Linked-in, Youtube, etc.)

• Create, plan, and execute social media calendar

• Report monthly digital key performance indicators to senior personnel

• Provide social media strategy recommendations

• Manage relationships with vendors and partner organizations

• Plan, develop and execute electronic mail (e-mail) marketing initiatives

• Develop and execute digital promotional & sales initiatives

• Assess and research partnership opportunities

• Schedule and attend calls with prospective partners to promote partnership with publication

• Monitor and manage publication’s online reputation and identity

• Construct proposals and negotiate contracts for partnership

• Develop A/B and multivariate testing of web content and user navigation

• Draft and release all outgoing promotional digital communications

DataLab USA

Digital Marketing Manager

May 2010 - June 2011 (1 year 2 months)

• Manage development of website, by working with web developer and graphic designer

• Manage and maintain open source web content by using knowledge of HTML to update content

• Provide daily website analysis based on Internet Protocol (IP) logs and proactively market to visitors of interest based on predefined qualifiers

• Report monthly digital key performance indicators to senior personnel

• Provide strategy, execution and management for online marketing programs, such as search engine marketing (SEM/PPC), social media, and email marketing campaigns to increase web site traffic and conversions

• Research website driving keywords and provide analysis and recommendations
• Provide revenue analysis to ensure accountability of each digital marketing channel
• Assist with recruitment efforts via digital outlets
• Represent and market company services at industry conference
• Author press releases and circulate via digital outlets
• Respond to new business inquiries and construct proposals for potential client RFPs
• Develop content (copy & artwork) for landing pages, website and email marketing campaigns

Education

Howard University

Bachelor's, Chemistry